Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

March 31, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:
Post-Effective Amendment No. 110 to the Registration Statement on Form N-1A of DWS Strategic Equity Long/Short Fund (the “Fund”), a series of DWS Market Trust (the “Trust”); (Reg. Nos. 002-21789; 811-01236)

Dear Ms. Gordon,

This letter is being submitted on behalf of the Fund in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on February 27, 2014 relating to the above-captioned Post-Effective Amendment filed with the SEC on January 16, 2014.

The Staff’s comments are restated below followed by the Funds’ responses.

1.
Comment: Please confirm that any contractual expense waiver/reimbursement as noted in the parenthetical “(including one year of caped expenses in each period)” contained in the Example in the FEES AND EXPENSES OF THE FUND section of the Fund’s Prospectus will extend for at least one year from the effective date of the Fund’s Prospectus.

Response:  The Fund confirms that the expense waiver/reimbursement arrangements as reflected in its fee table and Example will extend for at least one year from the effective date of its Prospectus.  In addition, the Fund has updated the parenthetical in the Example as follows: “(including one year of capped expenses in each period for Classes A, C and S).”

2.	Comment: Please confirm how the Fund will value derivatives for purposes of the Fund’s 80% investment policy.

Response:  For purposes of the Fund’s 80% investment policy, the Fund currently values its derivative positions based upon the marked-to-market value of each position.

3.
Comment:  Please consider defining in Plain English the terms “quantitative” and “fundamental” set out in the Management Process section of the PRINCIPAL INVESTMENT STRATEGY section of the Fund’s Prospectus.

Response:  The relevant disclosure has been revised to provide further clarification of the terms “quantitative” and “fundamental” as follows:

“. . . quantitative (e.g., mathematical and statistical models) versus fundamental (e.g., analysis that examines related economic, financial and other factors) . . .”

4.	Comment: Please add a policy that the Fund will provide shareholders at least 60 days notice prior to a change in the Fund’s 80% investment policy.

Response:  The relevant disclosure has been added.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3986.

Sincerely yours,

/s/Scott D. Hogan

Scott D. Hogan
Director

cc.  John Marten, Vedder Price P.C.

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